Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact  336-436-4855
         Pamela Sherry
         Investor@labcorp.com

Shareholder Direct:     800-LAB-0401
                        www.labcorp.com

LABCORP ADOPTS STOCKHOLDER RIGHTS PLAN

Burlington, NC, December 12, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced that its Board of Directors adopted a Stockholder Rights Plan designed to enhance the Board's ability to protect stockholders against, among other things, unsolicited attempts to acquire control of LabCorp that do not offer an adequate price to all stockholders or are otherwise not in the best interests of LabCorp and its stockholders. The Plan was not adopted in response to any specific effort to acquire control of the Company, and the Company is not aware of any such effort.

Under the Plan each common stockholder of record at the close of business on December 21, 2001, will receive a dividend of one right for each share of Common Stock held. Each right entitles the holder to purchase from LabCorp one one-hundredth of a share of a new series of participating Preferred Stock at an initial purchase price of $400. The rights will become exercisable and will detach from the Common Stock a specified period of time after any person has become the beneficial owner of 15% or more of LabCorp's Common Stock (subject to certain exceptions) or commenced a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15% or more of the Common Stock.

If any person becomes the beneficial owner of 15% or more of LabCorp's Common Stock, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, LabCorp Common Stock having a value of twice the initial purchase price. If, following an acquisition of 15% or more of LabCorp's Common Stock, LabCorp is involved in certain mergers or other business combinations or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase, for the initial purchase price, common stock of the other party to such transaction having a value of twice the initial purchase price.

At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of the Company's Common Stock, LabCorp may exchange all or part of the rights for shares of Common Stock at an exchange ratio of one share of Common Stock per right.

The existing reported shareholdings of Roche Holdings Inc. (the owner of approximately 15.29% of LabCorp's outstanding common stock) and its affiliates and associates will not trigger any rights under the Plan so long as Roche and its affiliates and associates do not acquire any additional shares of LabCorp's Common Stock.

LabCorp may redeem the rights at a price of $0.001 per right at any time prior to a specified period of time after a person has become the beneficial owner of 15% or more of its Common Stock. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

"The rights are intended to enable all LabCorp stockholders to realize the long-term value of their investment in LabCorp," said Bradford T. Smith, Executive Vice President, Public Affairs. "The rights would not prevent a takeover of LabCorp. However, the Rights Plan should encourage anyone seeking to acquire LabCorp to negotiate with the Board prior to attempting a takeover."

About LabCorp
The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based Viro-Med offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.